
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 18, 2007

VIA U.S. MAIL and FACSIMILE

Robert W. Pawlak
Chief Financial Officer
Cohesant Technologies, Inc.
5845 West 82nd Street, Suite 102
Indianapolis, Indiana 46278

> **RE:** **Cohesant Technologies, Inc.**
> **Form 10-KSB for the fiscal year ended November 30, 2006**
> **Filed February 26, 2007**
> **File No. 001-13484**

Dear Mr. Pawlak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended November 30, 2006

Item 8A. Controls and Procedures, page 22

1.   You disclose that your principal executive officer and principal financial officer
        have evaluated disclosure controls and procedures as of a date within 90 days of
        the filing date of your annual report. In future filings please disclose
        management's conclusion regarding the effectiveness of disclosure controls and
        procedures as of the end of the period covered by the annual report. Refer to Item
        307 of Regulation S-K and Part III.F of Management's Reports on Internal
        Control Over Financial Reporting and Certification of Disclosure in Exchange
        Act Periodic Reports, Release No. 33-8238, available on our website at
        www.sec.gov/rules/final/33-8238.htm. Please also apply this comment to your
        Forms 10-Q for the quarterly periods ended February 28, 2007 and May 31, 2007.

2.   We note your disclosure that "there were no significant changes in the Company's
        internal control or in other factors that could significantly affect these controls
        subsequent to the date of their evaluation and up to the filing date of this Annual
        Report on Form 10-KSB." In future filings please revise to disclose any change
        in internal control over financial reporting that occurred during last fiscal quarter
        that has materially affected, or is reasonably likely to materially affect, the small
        business issuer's internal control over financial reporting, as required by Item
        308(c) of Regulation S-B, as amended effective August 13, 2003. Please also
        apply this comment to your Forms 10-Q for the quarterly periods ended February
        28, 2007 and May 31, 2007.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

b. Revenue Recognition, page F-9

3.   We see from page 6 that you receive upfront and subsequent payments under your
        licensing arrangements. In future filings please further clarify the accounting
        policy disclosure. In that regard, please clarify when you recognize revenue when
        you have continuing obligations. For bundled arrangements where you provide
        more than one service, also clarify how you allocate revenue to multiple elements.
        Please show us what you plan to disclose.

4.   We see that starting in February 2007 you began offering franchisees to qualified
        applicants. We also note from the Form 8-K dated June 21, 2007 that one of
        CuraFlo's dealers signed an agreement converting his Florida dealership into a
        franchise. Please tell us how you intend to account for franchise revenues. Also

tell us how your practices consider the guidance from SFAS 45. Please make appropriate disclosure in future filings.

Note 3. Acquisitions, page F-14

Curaflow, page F-14

5.   We see that there are 149,241 shares of common stock remaining in escrow at November 30, 2006 to satisfy obligations that may arise post-closing. Please tell us how you considered paragraph 26 of SFAS 141 in determining whether the contingent consideration should be included in determining the cost of the acquired entity and recorded at the acquisition date. Note that amounts held in escrow pending the outcome of a contingency should be disclosed but not recorded as a liability or shown as an outstanding security unless the outcome of the contingency is determinable beyond a reasonable doubt.

Triton, page F-16

6.   For the acquisition of Triton in September 2006, please tell us and revise future filings to disclose the composition of the purchase price. Clarify how you are accounting for the two promissory notes in the amount of $387,500. It appears that you have only recorded one of the promissory notes on the balance sheet at November 30, 2006.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant